

January 19, 2012

<u>Via Facsimile</u>
Ms. Robin Gantt
Chief Financial Officer
Northwest Pipe Company
5721 SE Columbia Way, Suite 200
Vancouver, WA 98661

     RE: Northwest Pipe Company
               Form 8-K
               Filed December 22, 2011
               File No. 0-27140

Dear Ms. Gantt:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Terence O'Brien

                       Terence O'Brien
                       Accounting Branch Chief